FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Profit/(loss) before tax and balance sheet data - Hong Kong

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit before tax

Net interest income/(expense)	3,177	1,729	1,338	124	(347)	(28)	5,993

Net fee income ......................	2,030	963	697	179	8	−	3,877

Trading income/(expense) excluding net interest income ...............................	139	182	779	134	(17)	−	1,217
Net interest income on trading activities .................	3	−	307	−	15	28	353

Net trading income/(expense)44	142	182	1,086	134	(2)	28	1,570

Changes in fair value of long- term debt issued and related derivatives ..........................	−	-	-	-	−	-	−
Net income/(expense) from other financial instruments designated at fair value .......	256	−	7	−	(5)	−	258

Net income/(expense) from financial instruments designated at fair value .......	256	−	7	−	(5)	−	258
Gains less losses from financial investments .........	−	−	42	10	1	−	53
Dividend income ....................	−	1	6	−	143	−	150
Net earned insurance premiums	5,612	469	−	−	−	−	6,081
Other operating income .........	619	91	78	9	1,302	(308)	1,791

Total operating income ......	11,836	3,435	3,254	456	1,100	(308)	19,773

Net insurance claims50 ............	(6,025)	(545)	−	−	−	−	(6,570)

Net operating income4 .......	5,811	2,890	3,254	456	1,100	(308)	13,203

Loan impairment (charges)/ recoveries and other credit risk provisions ....................	(137)	(16)	20	(4)	−	−	(137)

Net operating income .........	5,674	2,874	3,274	452	1,100	(308)	13,066

Total operating expenses .......	(1,999)	(764)	(1,304)	(244)	(1,042)	308	(5,045)

Operating profit .................	3,675	2,110	1,970	208	58	−	8,021

Share of profit in associates and joint ventures ...............	67	−	1	−	−	−	68

Profit before tax ..................	3,742	2,110	1,971	208	58	−	8,089

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	16.6	9.4	8.7	0.9	0.3		35.9
Cost efficiency ratio ..............	34.4	26.4	40.1	53.5	94.7		38.2

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	64,990	74,125	48,117	6,928	1,387		195,547
Total assets ............................	103,816	84,143	311,771	8,020	59,970	(12,307)	555,413
Customer accounts .................	213,471	97,191	35,617	19,428	286		365,993

Profit/(loss) before tax and balance sheet data - Hong Kong (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,851	1,629	1,087	149	(482)	82	5,316

Net fee income ......................	1,769	850	548	155	13	-	3,335

Trading income/(expense) excluding net interest income ...............................	176	163	666	170	(2)	-	1,173
Net interest income on trading activities .................	10	2	352	-	8	(82)	290

Net trading income44 ..............	186	165	1,018	170	6	(82)	1,463

Changes in fair value of long- term debt issued and related derivatives ..........................	-	-	-	-	-	-	-
Net income/(expense) from other financial instruments designated at fair value .......	511	(53)	23	-	(34)	-	447

Net income/(expense) from financial instruments designated at fair value .......	511	(53)	23	-	(34)	-	447
Gains less losses from financial investments .........	-	-	2	7	313	-	322
Dividend income ....................	-	1	5	-	18	-	24
Net earned insurance premiums ...........................	5,294	655	8	-	-	-	5,957
Other operating income .........	711	253	77	13	1,152	(282)	1,924

Total operating income .........	11,322	3,500	2,768	494	986	(282)	18,788

Net insurance claims50 ............	(5,757)	(602)	(7)	-	-	-	(6,366)

Net operating income4 ...........	5,565	2,898	2,761	494	986	(282)	12,422

Loan impairment (charges)/ recoveries and other credit risk provisions ....................	(97)	3	17	3	-	-	(74)

Net operating income ............	5,468	2,901	2,778	497	986	(282)	12,348

Total operating expenses .......	(1,819)	(719)	(1,263)	(248)	(1,081)	282	(4,848)

Operating profit/(loss) ...........	3,649	2,182	1,515	249	(95)	-	7,500

Share of profit in associates and joint ventures ...............	45	6	3	-	28	-	82

Profit/(loss) before tax ...........	3,694	2,188	1,518	249	(67)	-	7,582

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	17.9	10.6	7.3	1.2	(0.3)		36.7
Cost efficiency ratio ..............	32.7	24.8	45.7	50.2	109.6		39.0

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	62,533	62,944	40,223	6,464	1,449		173,613
Total assets ............................	96,185	72,056	256,295	20,705	81,085	(7,992)	518,334
Customer accounts .................	201,649	90,152	34,171	19,566	670		346,208

For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014